Exhibit 99.1

Capmark Financial Group Inc. Reports 2008 Second Quarter Operating Results

San Mateo, California — August 11, 2008

Capmark Financial Group Inc. (“Capmark” or “we”) reported net income of $11.5 million for the quarter ended June 30, 2008 compared to net income of $89.5 million for the quarter ended June 30, 2007.  The operating results for the second quarter of 2008 were impacted by fair value losses of $42.2 million on loans compared to losses of $10.3 million for the same period a year ago and $28.1 million of losses from joint venture and partnership investments compared to $53.1 million of income for the same period a year ago, partially offset by an income tax benefit of $29.0 million in the second quarter of 2008.

Company Highlights

Capmark reduced debt and increased liquidity:

•                  We reduced consolidated indebtedness by $2.0 billion by using proceeds from asset sales (including the previously announced $1.8 billion European loan sales) and loan repayments to partially pay down the bridge loan, the revolving credit facility and certain secured debt and to repurchase $100 million of our senior notes at a discount.

•                  We increased readily available cash (excluding restricted cash and cash held by Capmark Bank) and borrowing capacity under our revolving credit facility to $1.9 billion as of June 30, 2008 from $0.9 billion as of March 31, 2008.

Other highlights in the quarter include:

•                  Our North American loan originations were $2.7 billion during the second quarter of 2008 compared to $6.1 billion in the same period last year reflecting slowing demand in the marketplace and liquidity management.  North American loan sales and repayments were $2.0 billion for the second quarter of 2008 compared to $1.9 billion for the same period last year.

•                  Servicing grew its global portfolio to $373.2 billion as of June 30, 2008 compared to $350.6 billion as of June 30, 2007.

•                  Our investments and funds management business completed raising a new US value-add commercial real estate equity fund with aggregate commitments of $540.5 million.

•                  We have redeployed capital from the monetization of assets in our European operations toward repayment of debt and funding of North American lending activities.

Consolidated Financial Review

Three Months Ended June 30, 2008

Net income totaled $11.5 million for the three months ended June 30, 2008 compared to $89.5 million for the three months ended June 30, 2007.

The year over year decline in net income was primarily attributable to a $114.4 million reduction in fee and investment income and increased net losses of $13.2 million on loans and other investments.  The change in fee and investment income was driven by a decline of $81.2 million in income from joint ventures and partnerships, a decline of $14.2 million in trust fees due to lower prevailing interest rates and a drop in all other fee and investment income of $19.0 million.  The net losses on loans and other investments resulted from fair value losses on loans of $42.2 million offset by certain other gains. These declines were partially offset by an income tax benefit of $29.0 million primarily due to operational losses and tax credits generated through certain investments.

Six Months Ended June 30, 2008

We incurred a net loss of $201.4 million for the six months ended June 30, 2008 compared to net income of $264.9 million for the six months ended June 30, 2007.

Net losses totaled $361.6 million in the first half of 2008 compared to net gains of $180.6 million in the same period in 2007 due to net losses on loans of $399.4 million in the first half of 2008 primarily resulting from losses on interests in European loans that were sold in April 2008 compared to net gains on loans of $66.9 million for the six months ended June 30, 2007. In addition, there was a $65.3 million non-recurring gain on the sale of a majority of our affordable housing debt platform in 2007.

Fee and investment income declined $222.6 million in the first half of 2008 compared to the same period in 2007 primarily due to a decline in our equity in income of joint ventures and partnerships resulting from current market conditions and lower performance-based asset management fees.

Liquidity

In the second quarter of 2008, we continued to take actions to maintain sufficient liquidity to support our business operations including:

•                  managing the volume and mix of loan originations among product types to emphasize products with better liquidity and lower funding costs, including government-sponsored programs, loans funded by Capmark Bank and third-party originations;

•                  generating over $3.8 billion of cash from repayments of loans and sales of loans and other investments, including $1.8 billion from the European loan sales in April 2008 and sales to government sponsored enterprises;

•                  extending or refinancing over $580.0 million of previously existing borrowing capacity on a committed basis (outside of Capmark Bank);

•                  obtaining additional funding of $1.4 billion at Capmark Bank with maturities of one year or longer; and

•                  amending the agreements governing our syndicated term loan and revolving credit facility and our bridge loan to provide us with additional flexibility with respect to certain types of secured financing.

Our consolidated debt reduction of $2.0 billion reflected a $2.6 billion reduction outside of Capmark Bank offset by an approximately $600.0 million increase in total Capmark Bank debt.  Our liquidity management actions included the following:

•                  repayment of $600.0 million on our bridge loan, leaving an outstanding balance of  $1.1 billion as of June 30, 2008;

•                  reduction of our revolving credit facility balance by $879.2 million to $1.0 billion at June 30, 2008;

•                  repayment of $770.0 million of secured debt;

•                  repurchase of $100.0 million of outstanding floating rate senior notes due 2010 at a discount; and

•                  other miscellaneous debt reductions of approximately $200.0 million.

Cash and available borrowing capacity of Capmark Bank was approximately $2.0 billion as of June 30, 2008.   In addition, escrow funds held in trust as of June 30, 2008 that were eligible for deposit in Capmark Bank were $1.1 billion.

Asset Quality

As of June 30, 2008, Capmark’s held for investment loan portfolio was $7.5 billion, which reflects an allowance for loan losses totaling $37.8 million and fair value and other adjustments totaling $90.1 million as a result of prior valuation adjustments on loans transferred from held for sale.

As of June 30, 2008, Capmark’s held for sale loan portfolio was carried at a fair value of $5.9 billion representing an aggregate discount of approximately $383.4 million to the portfolio’s aggregate unpaid principal balance of $6.3 billion.

As of June 30, 2008, total reserves (including allowance for loan losses and fair value and other adjustments) were 3.8% of the unpaid principal balance of the loan portfolio.

Selected portfolio information:

•                  As of June 30, 2008, Capmark’s loan portfolio totaled $13.5 billion, down from $14.7 billion as of December 31, 2007 largely due to the European loan sale.

•                  The ratio of Capmark’s originated non-performing assets to total assets was 1.1% as of June 30, 2008 compared to 0.9% as of December 31, 2007.

•                  As of June 30, 2008, 95.8% of Capmark’s loan portfolio was comprised of first lien commercial mortgage loans with an average loan size of $9.4 million.

•                  The weighted average loan-to-value ratio of Capmark’s loan portfolio was 67.2% as of June 30, 2008 compared to 70.4% as of December 31, 2007.

•                  As of June 30, 2008, Capmark had:

•                  land loan exposure of approximately $431.3 million, or 2.0% of total assets;

•                  total loans outstanding to condominium projects of approximately $176.3 million, or 0.8% of total assets;

•                  approximately $129.7 million of fixed rate U.S. loans originated specifically for CMBS securitizations; and

•                  approximately $80 million, or 0.4% of total assets, of investment securities collateralized by U.S. residential mortgage loans, inclusive of all subprime exposure.

Segment Condensed Financial Results

The following tables present unaudited selected summary financial information for each of our six business segments and corporate and other (amounts in millions):

	(unaudited) Three months ended June 30,		(unaudited) Six months ended June 30,
	2008	2007	2008	2007
Net Revenue:
North American Lending and Mortgage Banking	$121.6	$132.6	$120.0	$304.6
North American Investments and Funds Management	(26.9)	80.6	(8.8)	179.1
North American Servicing	72.3	103.2	147.3	199.5
Asian Operations	13.1	28.1	21.0	103.9
European Operations	(29.7)	69.0	(268.4)	107.1
North American Affordable Housing	(1.3)	3.4	1.5	47.1
Subtotal	149.1	416.9	12.6	941.3
Corporate and Other	9.1	(103.7)	5.9	(106.9)
Consolidated	$158.2	$313.2	$18.5	$834.4

(Loss) Income Before Income Taxes:
North American Lending and Mortgage Banking	$80.0	$61.5	$39.0	$169.0
North American Investments and Funds Management	(21.0)	53.1	(20.5)	117.0
North American Servicing	26.4	50.4	49.7	94.4
Asian Operations	(13.1)	4.7	(32.2)	54.0
European Operations	(44.7)	48.1	(291.3)	76.4
North American Affordable Housing	(11.1)	(4.3)	(16.9)	23.9
Subtotal	16.5	213.5	(272.2)	534.7
Corporate and Other	(34.0)	(66.1)	(78.2)	(110.5)
Consolidated	$(17.5)	$147.4	$(350.4)	$424.2

	(unaudited) June 30, 2008	(unaudited) December 31, 2007
Total Assets:
North American Lending and Mortgage Banking	$12,815.7	$12,159.8
North American Investments and Funds Management	1,041.2	1,050.6
North American Servicing	899.8	894.3
Asian Operations	2,852.3	2,789.0
European Operations	822.9	3,068.1
North American Affordable Housing	951.0	1,084.8
Subtotal	19,382.9	21,046.6
Corporate and Other	1,968.5	2,217.8
Consolidated	$21,351.4	$23,264.4

Segment Analysis

North American Lending and Mortgage Banking

Our North American Lending and Mortgage Banking segment earned pre-tax income of $80.0 million for the three months ended June 30, 2008 compared to $61.5 million for the three months ended June 30, 2007. The $18.5 million increase was driven primarily by higher net interest income and lower noninterest expense partially offset by lower noninterest income.

Net interest income totaled $84.8 million for the three months ended June 30, 2008 compared to $58.8 million for the three months ended June 30, 2007. The $26.0 million increase was partially the result of an increase in average interest-earning assets, an increase in accretion income on loans held for investment that were previously classified as held for sale, and an increase in portfolio yields partially attributed to the impact of loans structured with interest rate floors that are currently above contractual benchmark rates.

Noninterest income was $44.9 million for the three months ended June 30, 2008 compared to $73.7 million for the three months ended June 30, 2007. The $28.8 million decline was driven by a decrease in placement fees and investment banking fees partially offset by an increase in net gains.

Noninterest expense totaled $47.7 million for the three months ended June 30, 2008 compared to $75.9 million for the three months ended June 30, 2007. The $28.2 million decrease was primarily driven by a $22.0 million decline in compensation and benefits due to a reduction in incentive compensation related to a decline in placement fees and lower operating results.

North American Investments and Funds Management

Our North American Investments and Funds Management segment incurred a pre-tax loss of $21.0 million for the three months ended June 30, 2008 compared to pre-tax income of $53.1 million for the three months ended June 30, 2007. The $74.1 million decrease was due to lower noninterest income partly offset by lower noninterest expense.

Noninterest income was a negative $27.6 million for the three months ended June 30, 2008 compared to a positive $79.1 million for the three months ended June 30, 2007.  The decrease of $106.7 million was due to a decrease in equity in income of joint ventures and partnerships resulting from declines in the market value of assets held through such joint ventures and partnerships, fewer proceeds from asset sales executed through our joint venture holdings and  fair value charges on investment securities and loans reflecting continued adverse market conditions.

Noninterest expense totaled $7.1 million for the three months ended June 30, 2008 compared to $19.4 million for the three months ended June 30, 2007. The $12.3 million decrease was primarily due to a reduction in incentive compensation expense of $11.0 million related to the decline in operating results.

Real estate-related assets under management in our North American Investments and Funds Management business were approximately $10.1 billion as of June 30, 2008, compared to $10.3 billion as of December 31, 2007.

North American Servicing

Our North American Servicing segment had pre-tax income totaling $26.4 million for the three months ended June 30, 2008 compared to $50.4 million for the three months ended June 30, 2007. The $24.0 million decrease was primarily driven by lower noninterest income partly offset by lower noninterest expense.

Noninterest income totaled $76.0 million for the three months ended June 30, 2008 compared to $107.5 million for the three months ended June 30, 2007. The $31.5 million decrease was driven by lower trust fees, mortgage servicing fees, other fees, and net gains. Trust fees decreased $17.4 million due to the lower interest rate environment. Mortgage servicing fees decreased $5.3 million primarily as a result of a lower weighted average service fee on our North American servicing portfolio and lower assumption fees. Other fees declined $4.9 million primarily as a result of lower defeasance fees. Net gains declined $5.3 million primarily due to the gain recognized on the sale of our former technology subsidiary, EnableUS, Inc., in April 2007.

Noninterest expense totaled $45.9 million for the three months ended June 30, 2008 compared to $52.8 million for the three months ended June 30, 2007. The $6.9 million decrease was primarily driven by lower incentive compensation.

Asian Operations

Our Asian Operations segment incurred a pre-tax loss of $13.1 million for the three months ended June 30, 2008 compared to pre-tax income of $4.7 million for the three months ended June 30, 2007.  The $17.8 million decrease was driven by a reduction in net interest income and an increase in provision for loan losses and minority interest expense.

Net interest income totaled $2.1 million for the three months ended June 30, 2008 compared to $13.3 million for the three months ended June 30, 2007. The $11.2 million decrease was attributable to a reduction in the balance of acquired non-performing loans and an increase in real estate investments that are not interest-earning assets.

The provision for loan losses totaled $2.6 million for the three months ended June 30, 2008 compared to a recovery of $(0.1) million for the three months ended June 30, 2007 due to difficult market conditions for Asian real estate assets.

Minority interest expense was $3.6 million for the three months ended June 30, 2008 compared to minority interest income of $0.7 million for the three months ended June 30, 2007. The $4.3 million variance was due to the sale of certain Japanese real estate investments in 2008 that were held in a joint venture resulting in minority interest expense equal to the joint venture partner’s share of the gain.

We are currently focusing our Asian Operations on management of our existing loan and investment portfolios and our fee for services activities.  We have reduced staffing levels in our Asia segment to reflect the decreased level of lending and investment activity.

European Operations

Our European Operations segment incurred a pre-tax loss of $44.7 million for the three months ended June 30, 2008 compared to pre-tax income of $48.1 million for the three months ended June 30, 2007. The $92.8 million decrease was primarily due to a decline in noninterest income resulting from continuing downward changes in fair value recognized on our portfolio of loans held for sale in Europe.

We curtailed our European lending activities starting in the fourth quarter of 2007 and sold a large portion of our European loan portfolio in April 2008.  We have reduced staff in our European segment to reflect the smaller loan portfolio and reduced activity level.  We are currently focusing our efforts on managing and monetizing our remaining loan assets and enhancing our fee for services activities.

North American Affordable Housing

Our North American Affordable Housing segment incurred a pre-tax loss of $11.1 million for the three months ended June 30, 2008 compared to a pre-tax loss of $4.3 million for the three months ended June 30, 2007. The $6.8 million decrease was primarily attributable to a decrease in noninterest income and an increase in noninterest expense.

Noninterest income was a negative $4.4 million for the three months ended June 30, 2008 compared to a positive $1.5 million for the three months ended June 30, 2007. The decrease of $5.9 million was primarily attributable to a decrease in net gains of $10.5 million related to the sale of properties to LIHTC funds during the three months ended June 30, 2007, partially offset by a $5.2 million reduction in losses relating to LIHTC yield guarantees.

Noninterest expense totaled $9.8 million for the three months ended June 30, 2008 compared to $7.7 million for the three months ended June 30, 2007. The $2.1 million increase was driven primarily by an increase in legal costs associated with LIHTC fund and property disposition activity.

Conference Call and Supplemental Financial Information

Capmark will hold a conference call for investors to be broadcast live over the Internet on August 12, 2008 at 12:00 noon Eastern Daylight Time regarding the topics addressed in this news release and the related financial supplement.  Investors can access a webcast (listen only) of the conference call via Capmark’s Web site by selecting “About Us” near the top center of the home page then “Investor Relations” from the drop-down menu and clicking on the second quarter webcast link.  To listen to the conference call, please go to the Web site at least fifteen minutes prior to the scheduled start time to download and install any necessary audio software.  For those who are unable to listen to the live broadcast, an archived replay will be available on the Web site under “Investor Relations” in the drop-down menu “About Us” for a limited period of time. Investors who have questions for Capmark management can participate in the conference call by dialing in to one of the following numbers:

•                  Toll Free: 877-407-0778

•                  International: 201-689-8565

The related financial supplement to accompany the conference call remarks may be found on the Web site under “Investor Relations” in the drop-down menu “About Us.”

About Capmark®:

Capmark is a diversified company that provides a broad range of financial services to investors in commercial real estate-related assets. Capmark has three core businesses: lending and mortgage banking, investments and funds management, and loan servicing. Capmark operates in North America, Europe and Asia.

Media Contact:	Investor Relations Contact:

Joyce Patterson	Bob Sullivan

215-328-3842	215-328-1329

Joyce.Patterson@capmark.com	Investor.relations@capmark.com

Forward-Looking Statements

Certain statements in this release may constitute forward-looking statements. These statements are based on management’s current expectations and beliefs but are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, among others, adverse changes in debt and capital markets conditions, which may adversely impact Capmark’s access to capital on acceptable terms or the value or salability of our real estate related investments; interest rate and credit spread fluctuations; adverse changes in commercial real estate markets; changes in general economic and business conditions, which will, among other things, affect the amount Capmark may earn on products and services and the availability and credit worthiness of its customers; changes in applicable laws and regulations; risks posed by competition; currency risks and other risks associated with international markets.

Such forward-looking statements are made only as of the date of this release. Capmark expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Capmark’s expectations with regard thereto or changes in events, conditions, or circumstances on which any such statement is based.

CAPMARK FINANCIAL GROUP INC.

Condensed Consolidated Statement of Operations (Unaudited)

(in millions, except per share data)

	Three months ended June 30, 2008	Three months ended June 30, 2007
Net Interest Income
Interest income	$236.8	$281.3
Interest expense	184.2	206.3
Net interest income	52.6	75.0
Provision for loan losses	10.4	5.4
Net interest income after provision for loan losses	42.2	69.6
Noninterest Income
Net (losses) gains	(11.9)	1.3
Fee and investment income	127.9	242.3
Total noninterest income	116.0	243.6
Net Revenue	158.2	313.2
Noninterest Expense
Compensation and benefits	76.4	88.5
Other expenses	123.5	100.6
Total noninterest expense	199.9	189.1
(Loss) income before minority interest and income tax (benefit) provision	(41.7)	124.1
Minority interest income	24.2	23.3
(Loss) income before income tax (benefit) provision	(17.5)	147.4
Income tax (benefit) provision	(29.0)	57.9
Net Income	$11.5	$89.5

Basic net income per share:
Net income per share	$0.03	$0.21
Weighted average shares outstanding	432.3	432.2

Diluted net income per share:
Net income per share	$0.03	$0.21
Weighted average shares outstanding	434.5	432.2

CAPMARK FINANCIAL GROUP INC.

Condensed Consolidated Statement of Operations (Unaudited)

(in millions, except per share data)

	Six months ended June 30, 2008	Six months ended June 30, 2007
Net Interest Income
Interest income	$513.8	$578.7
Interest expense	400.1	420.2
Net interest income	113.7	158.5
Provision for loan losses	18.0	11.7
Net interest income after provision for loan losses	95.7	146.8
Noninterest Income
Net (losses) gains	(361.6)	180.6
Fee and investment income	284.4	507.0
Total noninterest income	(77.2)	687.6
Net Revenue	18.5	834.4
Noninterest Expense
Compensation and benefits	166.1	208.5
Other expenses	242.4	216.5
Total noninterest expense	408.5	425.0
(Loss) income before minority interest and income tax (benefit) provision	(390.0)	409.4
Minority interest income	39.6	14.8
(Loss) income before income tax (benefit) provision	(350.4)	424.2
Income tax (benefit) provision	(149.0)	159.3
Net (Loss) Income	$(201.4)	$264.9

Basic and diluted net (loss) income per share:
Net (loss) income per share	$(0.47)	$0.61
Weighted average shares outstanding	432.6	432.5

CAPMARK FINANCIAL GROUP INC.

Condensed Consolidated Balance Sheet (Unaudited)

(in millions, except share amounts)

	June 30, 2008	December 31, 2007
Assets
Cash, cash equivalents, and restricted cash	$926.0	$1,436.8
Investment securities:
Trading	157.9	185.7
Available for sale	925.2	949.7
Loans held for sale	5,893.4	7,783.8
Loans held for investment, net of allowance for loan losses of $37.8 million as of June 30, 2008 and $28.8million as of December 31, 2007	7,531.6	6,891.7
Real estate investments	1,811.9	1,748.6
Equity investments	1,866.7	1,984.1
Other assets	2,238.7	2,284.0
Total assets	$21,351.4	$23,264.4
Liabilities and Stockholders’ Equity
Liabilities:
Short-term borrowings	$3,758.7	$3,832.6
Long-term borrowings	8,305.5	8,307.7
Deposit liabilities	4,455.4	5,552.6
Real estate syndication proceeds and related liabilities	1,412.7	1,563.2
Other liabilities	736.1	1,069.0
Total liabilities	18,668.4	20,325.1
Commitments and Contingent Liabilities	—	—
Minority Interest	300.3	330.2
Mezzanine Equity	95.8	102.4
Stockholders’ Equity:
Preferred Stock	—	—
Common Stock	0.4	0.4
Other stockholders’ equity	2,286.5	2,506.3
Total stockholders’ equity	2,286.9	2,506.7
Total liabilities and stockholders’ equity	$21,351.4	$23,264.4